

April 18, 2012

Via Facsimile
Mr. John Vandemore
Chief Financial Officer
International Game Technology
6355 South Buffalo Drive
Las Vegas, Nevada 89113

> **Re: International Game Technology**
> **Form 10-K for the Fiscal Year Ended October 1, 2011**
> **Filed November 30, 2011**
> **File No. 1-10684**

Dear Mr. Vandemore:

We have reviewed your response letter dated March 21, 2012 and have the following comments.

Form 10-K for the Fiscal Year Ended October 1, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

General

1. We note your response to prior comments two and six from our letter dated February 24, 2012; however, it does not appear that you provided any forward looking information regarding the potential negative impact that the 2011 fourth quarter replacement program could have upon the 2012 first quarter sales and related receivables. Please confirm to us that in future filings, to the extent known or expected, such forward looking information will be provided in your MD&A.

Business Segment Results, page 34
2011 Compared with 2010, page 34
2010 Compared with 2009, page 35

2. We note the draft disclosure provided in response to comment one of our letter dated February 24, 2012, including the enhanced disclosure regarding replacement sales. However, we note that the revised disclosure does not provide similar analysis for other year-over-year fluctuations such as the 16% decrease in new product sales. Similarly, we note that you cite multiple reasons for the overall increase in North America product sales revenues, but that you do not quantify such reasons. In future filings, please revise your

Mr. John Vandemore
International Game Technology
April 18, 2012
Page 2

       MD&A to analyze the reasons underlying material changes in line items and quantify such reasons, where practicable.

Item 8 – Financial Statements, page 46

Note 13. Contingencies, page 76
Litigation, page 76

3.   We note your response to prior comment five, from our letter dated February 24, 2012. As previously requested, please tell us, for <u>each</u> matter for which you have concluded that you cannot estimate the reasonably possible loss or range of loss, including reasonably possible losses in excess of amounts already accrued, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated.

       Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to these comments, we may have additional comments.

       You may contact Dale Welcome at (202) 551-3865 or Jeanne Baker at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot at (202) 551-3442 or Pamela Long at (202) 551-3765 with any other questions.

                              Sincerely,

                              /s/ John Cash

                              John Cash
                              Accounting Branch Chief